UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2016

Commission File No.: 333-204074

WINS FINANCE HOLDINGS INC.

7 Times Square
37TH Floor
New York NY 10036

(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Departure Of Directors Or Certain Officers; Election Of Directors; Appointment Of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 18, 2016, Wins Finance Holdings Inc. (the “Company”), received a letter of resignation from Amy He pursuant to which Ms. He resigned as Chief Financial Officer of the Company. Ms. He indicated that her resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, polices or practices.

On August 18, 2016, the Company’s Board of Directors appointed Junfeng Zhao, currentlythe Company’s financial controller, to be the Chief Financial Officer of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated August 24, 2016

WINS FINANCE HOLD0INGS INC.

By:	/s/ Jianming Hao
Name: Jianming Hao
Title: Chairman and Co-CEO